787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 1, 2018

VIA EDGAR

Samantha Brutlag

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Variable Series Funds, Inc. Registration Statement on Form N-14
(Securities Act File No. 333-225643)
BlackRock Variable Series Funds II, Inc. Registration Statement on Form N-14
(Securities Act File No. 333-225645)

Dear Mses. Brutlag and DiAngelo Fettig:

On behalf of BlackRock Variable Series Funds, Inc. (the “BlackRock V.I. Registrant”) and BlackRock Variable Series Funds II, Inc. (the “BlackRock V.I. II Registrant,” and together with the BlackRock V.I. Registrant, the “Registrants” and each, a “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on July 10, 2018 and July 17, 2018 regarding the Registrants’ Registration Statements on Form N-14 (each, a “Registration Statement” and together the “Registration Statements”) relating to (i) the proposed acquisition by BlackRock Total Return V.I. Fund, a series of the BlackRock V.I. II Registrant, of all of the assets and certain stated liabilities of Bond Fund, a series of the State Farm Variable Product Trust (the “State Farm Registrant”), in exchange for Class I shares of BlackRock Total Return V.I. Fund, (ii) the proposed acquisition by BlackRock International Index V.I. Fund, a series of the BlackRock V.I. Registrant, of all of the assets and certain stated liabilities of International Equity Index Fund, a series of the State Farm Registrant, in exchange for Class I shares of BlackRock International Index V.I. Fund, (iii) the proposed acquisition by BlackRock S&P 500 Index V.I. Fund, a series of the BlackRock V.I. Registrant, of all of the assets and certain stated liabilities of Large Cap Equity Index Fund, a series of the State Farm Registrant, in exchange for Class I shares of BlackRock S&P 500 Index V.I.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

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Fund, (iv) the proposed acquisition by BlackRock Government Money Market V.I. Fund, a series of the BlackRock V.I. Registrant, of all of the assets and certain stated liabilities of Money Market Fund, a series of the State Farm Registrant, in exchange for Class I shares of BlackRock Government Money Market V.I. Fund, (v) the proposed acquisition by BlackRock Small Cap Index V.I. Fund, a series of the BlackRock V.I. Registrant, of all of the assets and certain stated liabilities of Small Cap Equity Index Fund, a series of the State Farm Registrant, in exchange for Class I shares of BlackRock Small Cap Index V.I. Fund, and (vi) the proposed acquisition by BlackRock iShares® Dynamic Allocation V.I. Fund, a series of the BlackRock V.I. Registrant, of all of the assets and certain stated liabilities of Stock and Bond Balanced Fund, a series of the State Farm Registrant, in exchange for Class I shares of BlackRock iShares® Dynamic Allocation V.I. Fund.

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Registrants. The Registrants’ responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrants. The State Farm Registrant has reviewed this letter and has represented to the Registrants that any statements regarding the Target Funds are accurate. A Pre-Effective Amendment to each Registration Statement, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in each Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statements.

Accounting Staff Comments

Comment No. 1:	Questions & Answers – Question 3. Please supplementally explain to the Staff the basis for the share class selection.

Response:	Share class selection of each Acquiring Fund was primarily based on the shareholder eligibility requirements of each share class of both the Target Fund and Acquiring Fund and on the lack of a distribution fee for each share class. In addition, similarities in shareholder privileges and shareholder services, total expense ratios, front-end sales charges, and contingent deferred sales charges were considered. Further, Class I shares of each Acquiring Fund, which are being issued in the Reorganizations, have a net expense ratio that more closely aligns with the expense ratio of the corresponding Target Fund than Class II and/or Class III shares of the applicable Acquiring Fund.

Comment No. 2:	Questions & Answers – Question 5. With respect to Stock and Bond Balanced Fund, the chart states that the Combined Fund is expected to have a net annual fund operating expense ratio that is the same as Stock and Bond Balanced Fund. The Staff notes that SFIMC is voluntarily waiving certain fund expenses of Stock and Bond Balanced Fund. Please consider whether a footnote addressing these voluntary waivers (similar to Money Market Fund) would be appropriate.

Response:	The Registrants have added a footnote to the Registration Statements addressing the voluntary waiver for Stock and Bond Balanced Fund in Question 5.

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Comment No. 3:	Questions & Answers – Question 9. With respect to International Equity Index Fund, Large Cap Equity Index Fund, Money Market Fund and Small Cap Equity Index Fund, the disclosure reads that the portfolio managers “do not anticipate disposing of, or requesting the disposition of, any material portion of the holdings” of each Fund. Please quantify “material.”

Response:	The Registrants have added disclosure to clarify that no more than 5% of the holdings of each of International Equity Index Fund, Large Cap Equity Index Fund, Money Market Fund and Small Cap Equity Index Fund are expected to be disposed of in preparation for, or as a result of, the Reorganizations, other than in connection with the ordinary course of business.

Comment No. 4:	Questions & Answers – Question 9. With respect to Bond Fund, the disclosure reads that the portfolio managers “do anticipate disposing of a material portion of Bond Fund’s holdings following the closing of the Reorganization.” Please disclose the percentage of Bond Fund’s securities that will be sold. Additionally, please explain why Bond Fund does not have similar disclosure as Stock and Bond Balanced Fund with respect to capital gains.

Response:	The requested disclosure has been added for the Bond Fund. The Registrants believe capital gains information with respect to both Target Funds is not relevant to the shareholders of each Target Fund and have therefore removed it from the Questions & Answers.

Comment No. 5:	Questions & Answers – Question 10. The Staff notes that the disclosure in the Registration Statement and the disclosure in the Agreement and Plan of Reorganization with respect to who is responsible for paying the costs of the Reorganizations are slightly different. Please ensure that the disclosure between the two documents is clear and consistent. In addition, the second paragraph of Question 10 states that each Acquiring Fund may bear certain legal fees. If these legal fees will be costs of the Reorganizations that will be paid by the Acquiring Funds, please disclose an estimate of these costs and show them as adjustments to the capitalization tables and the pro forma financial statements. In addition, the second paragraph references repositioning costs in connection with the Reorganizations. The Agreement and Plan of Reorganization references the sale of the Target Funds’ securities after the closing date. Please make the disclosure consistent. Lastly, the second paragraph only references repositioning costs for Stock and Bond Balanced Fund. Please add repositioning cost disclosure with respect to the Reorganization of Bond Fund.

Response:	The Registrants submit that the above-referenced Registration Statement disclosure is consistent with the provision of the Agreement and Plan of Reorganization relating to expenses of the Reorganizations. Both the Registration Statement disclosure and the provision of the Agreement and Plan

August 1, 2018

of Reorganization state that BlackRock or its affiliates and State Farm or its affiliates will bear the expenses incurred in connection with the Reorganizations other than any portfolio transaction costs resulting from realignment of a Target Fund’s portfolio prior to or after its respective Reorganization and, in the case of the Acquiring Funds, the legal fees associated with counsel to the directors who are not “interested persons” (as defined in the 1940 Act) of the applicable Acquiring Corporation. The Registrants have, however, made clarifying changes to the above-referenced disclosure, as well as similar disclosure in the “Expenses of the Reorganization” section.

The Registrants have added disclosure of the estimate of the legal fees associated with counsel to the directors who are not “interested persons” (as defined in the 1940 Act) of the Acquiring Corporations. No adjustments to the capitalization tables and pro forma financial statements have been made because such expenses will be borne indirectly by BAL or its affiliates due to the expense caps applicable to the Acquiring Fund.

With respect to the disclosure relating to portfolio realignment, the Registrants note that the previous Question & Answer discusses the level of portfolio realignment, if any, prior to and after each Reorganization and notes that the transactions costs related thereto are expected to be minimal or not material. The Registrants have added similar transaction cost disclosure to Question 10.

Comment No. 6:	Combined Prospectus/Proxy Statement – Proposal 1 – To Approve the Agreement and Plan of Reorganization for each Target Fund – Summary – Fees and Expenses. Please supplementally confirm that the fees presented in each Registration Statement are current fees in accordance with Item 3 of Form N-14.

Response:	Each Registrant confirms that the fees presented in its Registration Statement are current fees in accordance with Item 3 of Form N-14.

Comment No. 7:	To the extent that any of the Funds also have voluntary expense waivers, please ensure that the effects of any voluntary waivers are adequately addressed in each Registration Statement.

Response:	The Registrants have added additional disclosure with respect to voluntary waivers in the Registration Statements, as applicable. Please see the response to Comment No. 2. In addition, the Registrants note that voluntary fee waiver disclosure with respect to the Funds, as applicable, is included in the subsection of the Combined Prospectus/Proxy Statement entitled “Proposal 1 – To Approve the Agreement and Plan of Reorganization for each Target Fund – Comparison of the Funds – Investment Advisory and Management Agreements.”

August 1, 2018

Comment No. 8:	Combined Prospectus/Proxy Statement – Proposal 1 – To Approve the Agreement and Plan of Reorganization for each Target Fund – Summary – Fees and Expenses. With respect to the fee table for Bond Fund and BlackRock Total Return V.I. Fund, please explain the difference between footnotes 6 and 7.

Response:	The Registrants note that there are two different expense limitation arrangements in place with respect to BlackRock Total Return V.I. Fund. The difference between the expense limitation arrangements is the treatment of interest expense. Footnote 6 relates to an expense limitation agreement in place with respect to BlackRock Total Return V.I. Fund that excludes interest expense from the expense limitation. Footnote 7 relates to an expense limitation agreement in place with respect to BlackRock Total Return V.I. Fund that includes interest expense in the expense limitation.

Comment No. 9:	Combined Prospectus/Proxy Statement – Proposal 1 – To Approve the Agreement and Plan of Reorganization for each Target Fund – Summary – Fees and Expenses – Example. Please consider adding disclosure to the narrative explanation of each Fund that the Example takes into account the expense limitation for the applicable period.

Response:	The Registrants respectfully decline to make the requested change as such disclosure is not required by Form N-14 or Form N-1A.

Comment No. 10:	Combined Prospectus/Proxy Statement – Proposal 1 – To Approve the Agreement and Plan of Reorganization for each Target Fund – Summary – Fees and Expenses. With respect to the fee table for International Equity Index Fund and BlackRock International Equity Index V.I. Fund, the Staff notes that the repayment terms in footnote 5 are vague. Please either include the conditions of the repayment in the footnote or add a cross reference to the part of the Registration Statement that addresses the terms.

Response:	A cross reference to the part of the Registration Statement that addresses the repayment terms has been added to footnote 5.

Comment No. 11:	Combined Prospectus/Proxy Statement – Proposal 1 – To Approve the Agreement and Plan of Reorganization for each Target Fund – Summary – Fees and Expenses. With respect to the Example for Large Cap Equity Index Fund and BlackRock S&P 500 Index V.I. Fund, the Example appears to use 3 years of waived fees in the calculation and the Examples for the other Funds appear to use 2 years in their calculations. Please make the assumptions used in the hypothetical expense example calculations the same.

Response:	The Registrants note that two years of waived fees were included in the Example for each Combined Fund to correspond to the applicable two-year expense limitation agreement. Because the BlackRock S&P 500 Index V.I. Fund has a three-year expense limitation agreement in place as reflected in its current prospectus, three years of waived fees were included in the applicable Example.

August 1, 2018

Comment No. 12:	Combined Prospectus/Proxy Statement – Proposal 1 – To Approve the Agreement and Plan of Reorganization for each Target Fund – Comparison of the Funds – Purchase, Redemption, Exchange and Valuation of Shares – Comparison of Valuation Policies – Valuation Policies – Combined Funds. Since two registrants are being merged, are there any valuation differences that would cause an adjustment to the net asset value of the Funds on the merger date. If so and those differences are material, the Staff notes that these should be presented as adjustments to the capitalization and pro forma tables.

Response:	Each Registrant submits that it anticipates that, as of the merger date, there will not be any material valuation differences that would cause an adjustment to the net asset value of the Funds.

Comment No. 13:	Combined Prospectus/Proxy Statement – Information About the Reorganizations – Results of Process. The language in the 20th bullet point is inconsistent with the Agreement and Plan of Reorganization. Please ensure that the disclosure between the two documents is clear and consistent.

Response:	The Registrants have revised the above-mentioned bullet point to be consistent with the Agreement and Plan of Reorganization.

Comment No. 14:	Combined Prospectus/Proxy Statement – Information About the Reorganizations – Material U.S. Federal Income Tax Consequences of the Reorganizations. In the penultimate paragraph, please disclose any capital loss carryforwards of the Target Funds.

Response:	The Registrants have revised the above-referenced paragraph to reflect that none of the Target Funds have any capital loss carryforwards as of December 31, 2017.

Comment No. 15:	Combined Prospectus/Proxy Statement – Other Information – Capitalization. The Staff notes that some Acquiring Funds have classes that are not involved in the mergers. Please represent all classes of the Acquiring Funds in the capitalization tables. Any of the legal costs of the Reorganizations to be paid by the Acquiring Funds should also be shown as an adjustment. If there were any valuation differences between the Funds, please adjust the capitalization tables for this as well.

Response:	Each Registrant has added capitalization information with respect to the other share classes of its respective Acquiring Fund(s). No adjustments to the capitalization tables and pro forma financial statements have been made with respect to the legal costs of the Reorganizations to be paid by the Acquiring

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Funds because such expenses will be borne indirectly by BAL or its affiliates due to the expense caps applicable to the Acquiring Funds. With respect to valuation differences, please see the response to Comment No. 12.

Comment No. 16:	Statement of Additional Information (“SAI”) – Pro Forma Financial Statements (Unaudited). Please add disclosure in this section that the approval of one merger is not contingent on any other, if applicable.

Response:	The requested disclosure has been added.

Comment No. 17:	SAI – Pro Forma Financial Statements (Unaudited) – Combined Funds. The Staff notes that certain values in the table on page S-12 do not agree with the capitalization tables. Please review and revise.

Response:

Each Registrant has made updates to the Capitalization section of the Combined Prospectus/Proxy Statement and the Pro Forma Financial Statements section of the SAI. The Capitalization section will not agree with the Pro Forma Financial Statements section in the SAI due to adjustments made for distributions prior to the Reorganizations and the redemption of the seed capital, as applicable.

Comment No. 18:	SAI – Pro Forma Financial Statements (Unaudited) – Combined Funds. With respect to the tables on page S-13, please include footnotes explaining the reasons for the adjustments to the Acquiring Funds’ expenses.

Response:	The requested disclosure has been added as the third paragraph of the above-referenced subsection. In addition, the Registrants have revised the table headings on page S-13 to include references to the Target Funds. The Registrants note that the expense changes noted in the tables on page S-13 reflect changes for both the Target Funds and the Acquiring Funds as compared to the Combined Funds.

Comment No. 19:	SAI – Pro Forma Financial Statements (Unaudited) – Combined Funds. The Staff notes that some of the tables on page S-14 are inconsistent with the tables in the Fees and Expenses section of the Combined Prospectus/Proxy Statement. See for example, the tables for BlackRock S&P 500 V.I. Fund and BlackRock Government Money Market V.I. Fund. Please review and revise accordingly.

Response:	The Registrants have revised the values in the tables on page S-14 to be consistent with the tables in the Fees and Expenses section of the Combined Prospectus/Proxy Statement, as applicable.

Comment No. 20:	SAI – Pro Forma Financial Statements (Unaudited). In the second paragraph on page S-14, please also address the other transactions that have repositioning.

Response:	The requested change has been made.

August 1, 2018

Comment No. 21:	SAI – Pro Forma Financial Statements (Unaudited) – Accounting Survivor. The Staff notes that this sentence is not true for the shell mergers as the Target Funds will be the accounting survivors. Please revise, as appropriate.

Response:	The requested change has been made.

Disclosure Staff Comments

Comment No. 22:	Questions & Answers – Question 5. Please consider making this answer more reader-friendly, such as also including a chart for romanettes (i) and (ii).

Response:	The requested change has been made.

Comment No. 23:	Questions & Answers – Question 5. Please bold the following sentence in the answer: “BAL has agreed to continue each Combined Fund’s contractual expense limitation agreement through April 30, 2021.”

Response:	The requested change has been made.

Comment No. 24:	Combined Prospectus/Proxy Statement – Proposal 1 – To Approve the Agreement and Plan of Reorganization for each Target Fund – Summary – Investment Strategies – International Equity Index Fund (Target Fund) and BlackRock International Index V.I. Fund (Acquiring Fund). Please add a sentence explaining the difference between the MSCI EAFE Free Index and the MSCI EAFE Index. Also, please explain what “Free” means.

Response:	In the 1990s, certain countries had limits on the percentage of securities that could be purchased by foreigners before the securities would be traded at a premium price. The MSCI “Free” indices used the prices at which foreign investors could trade, and the “non-Free” indices reflected the prices at which domestic investors could trade.

After the restrictions were lifted in 1999, the “Free” and “non-Free” indices have had the same constituent market caps and performance. Only absolute index levels continue to differ. MSCI has continued both the Free and Non-Free versions of the indices to reflect the differing history.

To explain the difference, the following disclosure has been added to the Combined Prospectus/Proxy Statement:

The MSCI EAFE Free Index and the MSCI EAFE Index have the same constituents and performance; however, the MSCI EAFE Free Index has a different history than the MSCI EAFE Index in that it historically included adjusted free float calculations to capture investment restrictions previously imposed on foreign investors in certain countries.

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Comment No. 25:	Combined Prospectus/Proxy Statement – Proposal 1 – To Approve the Agreement and Plan of Reorganization for each Target Fund – Summary – Investment Strategies – Stock and Bond Balanced Fund (Target Fund) and BlackRock iShares® Dynamic Allocation V.I. Fund (Acquiring Fund). The penultimate sentence states that the “Acquiring Fund is managed dynamically.” Some investors may not know what the term “dynamically” means. Please consider adding a brief explanation.

Response:	The Acquiring Fund generally expects to invest between 20% and 80% of its portfolio in equity ETFs, between 10% and 70% of its portfolio in fixed income ETFs and up to 30% of its portfolio in ETFs that employ alternative investment strategies.

In response to this comment, the following disclosure has been added to the Combined Prospectus/Proxy Statement:

The Acquiring Fund will be managed dynamically, which means that the Acquiring Fund’s allocations to the equity, fixed-income and alternative asset classes will change based on tactical determinations made by the Acquiring Fund’s investment manager and in response to changing market conditions. The Acquiring Fund will tactically shift its portfolio weightings among, and within, the different asset classes in which it invests to take advantage of changing market opportunities and in response to changing market risk conditions as it seeks its investment objective.

Comment No. 26:	Combined Prospectus/Proxy Statement – Proposal 1 – To Approve the Agreement and Plan of Reorganization for each Target Fund – Summary – Investment Objectives and Principal Investment Strategies – Comparison of Large Cap Equity Index Fund (Target Fund) and BlackRock S&P 500 Index V.I. Fund (Acquiring Fund). The Staff notes that the second bullet for Large Cap Equity Index Fund contains a line. Does this mean that there is no similar strategy to the corresponding strategy of BlackRock S&P 500 Index V.I. Fund or is this a placeholder? If the former, consider indicating this in some other way as this may be confusing to investors.

Response:	The Registrants submit that the line means that there is no similar strategy with respect to the corresponding strategy of BlackRock S&P 500 Index V.I. Fund. The Registrants have deleted the line.

Comment No. 27:	Combined Prospectus/Proxy Statement – Proposal 1 – To Approve the Agreement and Plan of Reorganization for each Target Fund – Summary – Investment Objectives and Principal Investment Strategies – Comparison of Money Market Fund (Target Fund) and BlackRock Government Money Market V.I. Fund (Acquiring Fund). The Staff notes that the last bullet for Money Market Fund contains a line. Does this mean that there is no similar strategy to

August 1, 2018

the corresponding strategy of BlackRock Government Money Market V.I. Fund or is this a placeholder? If the former, consider indicating this in some other way as this may be confusing to investors.

Response:	The Registrants submit that the line means that there is no similar strategy with respect to the corresponding strategy of BlackRock Government Money Market V.I. Fund. The Registrants have deleted the line.

Comment No. 28:	Combined Prospectus/Proxy Statement – Proposal 1 – To Approve the Agreement and Plan of Reorganization for each Target Fund – Comparison of the Funds – Management of the Funds – Legal Proceedings. Please confirm that all filings have been made pursuant to Section 33 of the Investment Company Act of 1940.

Response:	Each Registrant, on behalf of its respective Acquiring Fund(s), confirms that it believes it is in compliance with the filing requirements of Section 33 of the 1940 Act applicable to the Acquiring Funds and their affiliated persons.

Comment No. 29:	Please submit drafts of the legality of shares opinion in advance of filing the next Pre-Effective Amendment to each Registration Statement. Please also confirm that form of tax opinions will be filed with the next Pre-Effective Amendment to each Registration Statement.

Response:	The Registrants confirm that they will submit drafts of the legality of shares opinions in advance of filing the next Pre-Effective Amendment to the Registration Statements. The Registrants further confirm that they will file form of tax opinions as exhibits to the next Pre-Effective Amendment to each Registration Statement.

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Please do not hesitate to contact me at (212) 728-8037 if you have any comments or if you require additional information.

Respectfully submitted,

/s/ Stacey P. Ruiz
Stacey P. Ruiz

cc:	Benjamin Archibald, Esq., BlackRock Advisors, LLC
Gladys Chang, Esq., BlackRock Advisors, LLC
Elliot J. Gluck, Willkie Farr & Gallagher LLP